Registration No.333-103599

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

STORA ENSO OYJ

(Exact name of issuer of deposited securities as specified in its charter)

Stora Enso Corporation

(Translation of issuer’s name into English)

Republic of Finland

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS,

formerly Bankers Trust Company

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250 8500

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Bank Trust Company Americas

ADR Department

60 Wall Street

New York, New York 10005

(212) 250 8500

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis Fitzherbert-Brockholes, Esq. White & Case 7-11 Moorgate London EC2R 6HH	Petri Haussila, Esq. White & Case LLP Etelaranta 14 FIN-00130 Helsinki Finland

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Series R Share, without nominal value, of Stora Enso Oyj	350,000,000 ADSs	$5.00	$17,500,000	$1,415.75***

*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
***	Registration Fees paid in connection with the initial registration of American Depositary Shares on Registration Statement No. 333-103599.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Supplemental Agreement to Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement and incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item	1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13) Reverse of Receipt, Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (14) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (7), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt, Paragraph (16)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt, Paragraph (10)

Item 2. AVAILABLE INFORMATION	Face of Receipt, Paragraph (13)

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	3. EXHIBITS

(a)(1)	Form of Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, by and among Stora Enso Oyj (the “Company”), Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a)(1).

(a)(2)	Deposit Agreement, dated as of August 24, 2000, by and among Stora Enso Oyj, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-103599), filed with the Commission on March 5, 2003.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item	4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of August 24, 2000, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, by and among Stora Enso Oyj, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on January 21, 2004.

Legal entity created by the Deposit Agreement dated as of August 24, 2000, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Series R Share without nominal value, of Stora Enso Oyj.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Jeff Margolick
Name: Jeff Margolick
Title: Vice President

By:	/s/ Clare J. Benson
Name: Clare J. Benson
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Stora Enso Oyj certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Helsinki, Finland, on January 21, 2004.

Stora Enso Oyj

By:	/s/ Jukka Härmälä
	Name:	Jukka Härmälä
	Title:	Chief Executive Officer

By:	/s/ Esko Mäkeläinen
	Name:	Esko Mäkeläinen
	Title:	Senior Executive Vice President, Accounting and Legal Affairs; Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 21, 2004.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Esko Mäkeläinen, Jyrki Kurkinen and Keith B. Russell, and each of them, with full power to act without the other, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Title
/s/ Jukka Härmälä Jukka Härmälä	Chief Executive Officer and Director

/s/ Esko Mäkeläinen Esko Mäkeläinen	Senior Executive Vice President, Accounting and Legal Affairs; Chief Financial Officer

/s/ Claes Dahlbäck Claes Dahlbäck	Chairman, Director

/s/ Krister Ahlström Krister Ahlström	Vice Chairman, Director

Harald Einsmann	Director

Björn Hägglund	Director

Barbara Kux	Director

/s/ George W. Mead George W. Mead	Director

/s/ Ilkka Niemi Ilkka Niemi	Director

/s/ Paavo Pitkänen Paavo Pitkänen	Director

/s/ Jan Sjöqvist Jan Sjöqvist	Director

Marcus Wallenberg	Director

Stora Enso North America Corp.	Authorized Representative in the United States

By:	/s/ Carl H. Wartman
Name: Carl H. Wartman
Title: General Counsel

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(1)	Form of Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, by and among Stora Enso Oyj (the “Company”), Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(a)(2)	Deposit Agreement, dated as of August 24, 2000, by and among Stora Enso Oyj, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.*

(d)	Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered.

*	Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-103599), filed with the Commission on March 5, 2003.